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As filed with the Securities and Exchange Commission on October 27, 2010

Registration No. 333-165585

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.
☒ POST-EFFECTIVE AMENDMENT NO. 1

ARES CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

280 Park Avenue, 22nd Floor
Building East
New York, New York 10017
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 750-7300

Joshua M. Bloomstein
Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, New York 10017
(212) 750-7300
(Name and Address of Agent for Service)

Copies of information to:

Monica J. Shilling
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067-3206
(310) 557-2900

Approximate Date of Proposed Public Offering:

From time to time after the effective date of this Registration Statement.

              If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

 EXPLANATORY NOTE

              This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-165585) of Ares Capital Corporation (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933 (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

 PART C

Other information

ITEM 25.    FINANCIAL STATEMENTS AND EXHIBITS

(1)
Financial Statements

    The following statements of Ares Capital Corporation (the "Company" or the "Registrant") and Allied Capital Corporation are included in Part A of this Registration Statement:

(2)
Exhibits

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Second Amended and Restated Bylaws, as amended(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Form of Indenture(4)
(d)(3)	Indenture, dated as of July 7, 2006, between ARCC Commercial Loan Trust and U.S. Bank National Association(5)
(d)(4)	Statement of Eligibility of Trustee on Form T-1(4)
(d)(5)	Form of Subscription Certificate(6)
(d)(6)	Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York(7)
(d)(7)	Form of Note under the Indenture (contained in Exhibit (d)(6) to this Registration Statement)(7)
(d)(8)	Statement of Eligibility of Trustee on Form T-1(8)
(d)(9)	Form of First Supplemental Indenture, dated as of July 25, 2006, between Allied Capital Corporation and the Bank of New York(9)
(d)(10)	Form of 6.625% Note due 2011(9)
(d)(11)	Form of Second Supplemental Indenture, dated as of December 8, 2006, between Allied Capital Corporation and The Bank of New York(10)
(d)(12)	Form of 6.000% Notes due 2012(10)
(d)(13)	Third Supplemental Indenture, dated as of March 28, 2007, between Allied Capital Corporation and The Bank of New York(11)
(d)(14)	Form of 6.875% Notes due 2047(11)
(d)(15)	Form of 6.875% Notes due 2047(12)
(d)(16)	Fourth Supplemental Indenture, dated as of April 1, 2010, among the Registrant, Allied Capital Corporation and The Bank of New York Mellon, as the Trustee(13)
(d)(17)	Statement of Eligibility of Trustee on Form T-1(30)

(d)(18)	Indenture, dated as of October 21, 2010, between the Company and U.S. Bank National Association, as trustee(31)
(d)(19)	First Supplemental Indenture, dated as of October 21, 2010, relating to the 7.75% Senior Notes due 2040, between the Company and U.S. Bank National Association, as trustee(31)
(d)(20)	Form of 7.75% Senior Notes due 2040(31)
(e)	Dividend Reinvestment Plan(14)
(f)	Not Applicable
(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Ares Capital Management LLC(15)
(h)(1)	Form of Underwriting Agreement for Equity Securities(16)
(h)(2)	Form of Underwriting Agreement for Debt Securities(16)
(i)	Not Applicable
(j)	Amended and Restated Custodian Agreement between the Registrant and U.S. Bank National Association(17)
(k)(1)	Amended and Restated Administration Agreement between the Registrant and Ares Operations LLC(18)
(k)(2)	Trademark License Agreement between the Registrant and Ares Management(19)
(k)(3)	Form of Indemnification Agreement between the Registrant and directors and certain officers(3)
(k)(4)	Form of Indemnification Agreement between the Registrant and the members of the Ares Capital Management LLC investment committee(3)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among the Registrant, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(20)
(k)(6)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(20)
(k)(7)
Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, the Registrant, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(20)
(k)(8)
Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement, dated as of May 6, 2010, among Ares Capital CP Funding LLC, as borrower, the Registrant, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(21)
(k)(9)	Master Participation Agreement, dated as of July 7, 2006, between Ares Capital CP Funding LLC and the Registrant(5)
(k)(10)
Senior Secured Revolving Credit Agreement, dated as of December 28, 2005 and amended and restated as of January 22, 2010, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(20)

(k)(11)	Amendment No. 1 to the Senior Secured Revolving Credit Agreement, dated as of May 17, 2010, between the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(22)
(k)(12)
Amendment No. 2 to the Senior Secured Revolving Credit Agreement, dated as of September 28, 2010, between the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(29)
(k)(13)
First Amendment Agreement and Waiver, dated as of November 13, 2007, between the Registrant as borrower, Ares Capital FL Holdings LLC, ARCC CIC Flex Corp., ARCC Imperial Corporation and ARCC Imperial LLC as subsidiary guarantors and BMO Capital Markets Financing, Inc., Merrill Lynch Capital Corporation, SunTrust Bank, Commerzbank AG, New York and Grand Cayman Branches, UBS Loan Finance LLC, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and KBC Bank N.V., as lenders(23)
(k)(14)
Sale and Servicing Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, as issuer, ARCC CLO 2006 LLC, as trust depositor, the Registrant, as originator and as servicer, U.S. Bank National Association, as trustee and as collateral administrator, Lyon Financial Services, Inc. (D/B/A U.S. Bank Portfolio Services), as backup servicer, and Wilmington Trust Company, as owner trustee(5)
(k)(15)	Commercial Loan Sale Agreement, dated as of July 7, 2006, between the Registrant and ARCC CLO 2006 LLC(5)
(k)(16)	Amendment No. 1 to the Commercial Loan Sale Agreement, dated as of July 17, 2009, between the Registrant and ARCC CLO 2006 LLC(24)
(k)(17)	Amended and Restated Trust Agreement, dated as of July 7, 2006, among ARCC CLO 2006 LLC, Wilmington Trust Company and U.S. Bank National Association(5)
(k)(18)	Collateral Administration Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, the Registrant and U.S. Bank National Association(5)
(k)(19)	Class A-1A VFN Purchase Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, U.S. Bank National Association and other Class A-1A VFN noteholders party thereto(5)
(k)(20)	Agreement and Plan of Merger, dated as of October 26, 2009, among the Registrant, ARCC Odyssey Corp. and Allied Capital Corporation(25)
(k)(21)	Form of Indemnification Agreement between Allied Capital and its directors and certain officers(26)
(k)(22)	Custodian Agreement, dated as of April 3, 2009 by and between Allied Capital Corporation and U.S. Bank National Association(27)
(l)(1)	Opinion and Consent of Venable LLP, Maryland counsel for Registrant(28)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Registrant(28)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for the Registrant(29)
(n)(2)	Opinion of independent registered public accounting firm for the Registrant, regarding "senior securities" table contained herein(16)
(n)(3)	Consent of independent registered public accounting firm for Allied Capital for audited financial statements(29)

(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(16)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(28)

(1)
Incorporated by reference to Exhibit 1 to the Registrant's Registration Statement under the Securities Act of 1933, as amended, on Form N-14 (File No. 333-163760), filed on December 16, 2009.

(2)
Incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2010, filed on August 5, 2010.

(3)
Incorporated by reference to Exhibits (d), (k)(4) and (k)(5), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)
Incorporated by reference to Exhibits (d)(2) and (d)(3), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-140620), filed on March 23, 2007.

(5)
Incorporated by reference to Exhibits 10.2 through 10.8, as applicable, to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2006, filed on August 9, 2006.

(6)
Incorporated by reference to Exhibit (d)(4) to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(7)
Incorporated by reference to Exhibit d.2 to Allied Capital's Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on June 21, 2006.

(8)
Incorporated by reference to Exhibit d.3 to Allied Capital's Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-133755), filed on May 3, 2006.

(9)
Incorporated by reference to Exhibits d.4 and d.5, as applicable, to Allied Capital's post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on July 25, 2006.

(10)
Incorporated by reference to Exhibits d.6 and d.7, as applicable, to Allied Capital's post-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on December 8, 2006.

(11)
Incorporated by reference to Exhibits d.8 and d.9, as applicable, to Allied Capital's post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on March 28, 2007.

(12)
Incorporated by reference to Exhibit d.9(a) to Allied Capital's post-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on April 2, 2007.

(13)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed April 7, 2010.

(14)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on February 27, 2009.

(15)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on June 5, 2006.

(16)
Incorporated by reference to Exhibits (h)(1), (h)(2), (n)(2) and (r), as applicable, to the Registrant's Registration Statement under the Securities Act of 1933, on Form N-2 (File No. 333-165585), filed on March 19, 2010.

(17)
Incorporated by reference to Exhibit (j) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(18)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(19)
Incorporated by reference to Exhibit (k)(3) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(20)
Incorporated by reference to Exhibits 10.1 through 10.4, as applicable, to the Registrant's Form 8-K (File No. 814-00663), filed on January 25, 2010.

(21)
Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2010, filed on May 10, 2010.

(22)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on May 19, 2010.

(23)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on November 14, 2007.

(24)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2009, filed on August 6, 2009.

(25)
Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K (File No. 814-00663), filed on October 30, 2009.

(26)
Incorporated by reference to Exhibit 10.37 to Allied Capital's Form 10-K (File No. 811-02708) for the year ended December 31, 2003, filed on March 12, 2004.

(27)
Incorporated by reference to Exhibit 10.44 to Allied Capital's Form 10-Q (File No. 814-00138) for the quarter ended March 31, 2009, filed on May 11, 2009.

(28)
Incorporated by reference to Exhibits (l)(1), (l)(2) and 99.1, as applicable, to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-165585), filed on September 3, 2010.

(29)
Incorporated by reference to Exhibits (k)(12), (n)(1) and (n)(3), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-165585), filed on October 5, 2010.

(30)
Incorporated by reference to Form T-1 filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, on October 20, 2010.

(31)
Incorporated by reference to Exhibits 4.1, 4.2 and 4.3 to the Registrant's Current Report on Form 8-K, filed on October 22, 2010.

ITEM 26.    MARKETING ARRANGEMENTS

              The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commission registration fee	$106,950	*
NASDAQ Global Select Market Listing Fee	$50,000	(1)
FINRA filing fee	$41,278
Accounting fees and expenses	$40,000	(1)
Legal fees and expenses	$375,000	(1)
Printing and engraving	$110,000	(1)
Miscellaneous fees and expenses	$37,772	(1)

Total	$761,000	(1)

*
$36,920 of this amount was previously offset against a filing fee associated with unsold securities registered under a previous registration statement.

(1)
These amounts are estimates.

ITEM 28.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Direct Subsidiaries

              The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

10th Street Equity, LLC (Delaware)	100%
A.C. Corporation (Delaware)	100%
AC Notes Holdings LLC (Delaware)	100%
AC Postle, LLC (Delaware)	100%
ACC Universal Corp (Delaware)	86.26%
ACPD Equity Corporation (Delaware)	90.08%
AIC Universal Corporation (Delaware)	86.26%
Alaris Consulting, LLC (Delaware)	100%
Albras Equity, LLC (Delaware)	100%
ALD TBB/Wind Equity, LLC (Delaware)	100%
Allbridge Equity, LLC (Delaware)	100%
Allied Asset Holdings LLC (Delaware)	100%
Allied Capital Germany Fund, LLC (Delaware)	100%
Allied Capital Holdings LLC (Delaware)	100%
Amerex Equity, LLC (Delaware)	100%
Amerex Equity Corporation (Delaware)	100%
ARCC BB Corp. (Delaware)	100%
ARCC CIC Flex Corp. (Delaware)	100%
ARCC CLO 2006 LLC (Delaware)	100%
ARCC CLPB Corp. (Delaware)	100%
ARCC Covestia Corp. (Delaware)	100%
ARCC IGS Corp. (Delaware)	100%
ARCC Imperial Corporation (Delaware)	100%
ARCC JTC, LLC (Delaware)	100%
ARCC LVCG Investors LLC (Delaware)	100%
ARCC PAH Corp. (Delaware)	100%
ARCC TTL Corp. (Delaware)	100%
ARCC Universal Corp. (Delaware)	100%

ARCC VTH Corp. (Delaware)	100%
ARCC WMA Corp. (Delaware)	100%
Ares Capital CP Funding Holdings LLC (Delaware)	100%
Ares Capital CP Funding Holdings II LLC (Delaware)	100%
Ares Capital FL Holdings LLC (Delaware)	100%
Aviation Properties Corporation (Delaware)	100%
Binks Equity Corp. (Delaware)	100%
Calder Equity, LLC (Delaware)	100%
Cleveland East Equity, LLC (Delaware)	100%
Crescent Equity Corp. (Delaware)	86.26%
Dynamic Equity, LLC (Delaware)	100%
Foresite Equity, LLC (Delaware)	86%
GlobalCom Equity, LLC (Delaware)	100%
Havco Equity Corporation (Delaware)	86.26%
IAT Equity, LLC (Delaware)	100%
Ivy Hill Asset Management GP, LLC (Delaware)	100%
Multiad Equity Corporation (Delaware)	86.26%
NPH, Inc. (Maryland)	100%
Old Orchard Equity Corp. (Delaware)	100%
Postle Equity Corporation (Delaware)	86.26%
Regency Equity Corporation (Delaware)	86.26%
RWI, LLC (Delaware)	100%
S2 Equity Corporation (Delaware)	86.26%
Slate Equity, LLC (Delaware)	100%
SMF II Equity, LLC (Delaware)	100%
Soteria Mezzanine Corporation (Delaware)	86.26%
Stag Equity, LLC (Delaware)	100%
Startec Equity, LLC (Delaware)	100%
Transamerican Equity Corporation (Delaware)	86.26%
Van Ness Hotel, Inc. (Delaware)	100%

Indirect Subsidiaries

              The following list sets forth each of our indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the sole member of such subsidiary:

A.C. Management Services, LLC (Delaware)	100%
AC Finance LLC (Delaware)	100%
ACGP I, LLC (Delaware)	100%
Allied Crescent Equity, LLC (Delaware)	100%
AMP Admin LLC (Delaware)	100%
ARCC Imperial LLC (Delaware)	100%
Ares Capital CP Funding LLC (Delaware)	100%
Ares Capital CP Funding II LLC (Delaware)	100%
Corporate Wings Baltimore, LLC (Maryland)	100%
HCI Equity, LLC (Illinois)	100%

              Each of our direct and indirect subsidiaries listed above is consolidated for financial reporting purposes.

Other Entities Deemed to be Controlled by the Company

              The following list sets forth (a) each of the portfolio companies that we "control" under the Investment Company Act because we own more than 25% of the portfolio company's outstanding voting securities, (b) the state or country under whose laws such portfolio company is organized and (c) the percentage of voting securities or membership interests owned by us in such portfolio company.

AllBridge Financial, LLC (Delaware)	95%
Avborne, Inc. (Florida)	27%
Aviation Properties Corporation (Delaware)	100%
Border Foods, Inc. (Texas)	100%
Callidus Capital Corporation (Delaware)	100%
Ciena Capital LLC (Delaware)	95%
CitiPostal Inc. (Delaware)	63%
Coverall North America, Inc. (Delaware)	83%
Crescent Equity Corporation (Delaware)	86%
Direct Capital Corporation (New Hampshire)	59%
EarthColor, Inc. (Delaware)	86%
Financial Pacific Company (Washington)	86%
HCP Acquisitions Holdings, LLC (Delaware)	26%
Hot Light Brands, Inc. (Delaware)	100%
Hot Stuff Foods, LLC (South Dakota)	68%
Huddle House, Inc. (Georgia)	84%
Insight Pharmaceuticals Corporation (Delaware)	25%
IAT Equity, LLC (Delaware)	100%
Ivy Hill Asset Management, L.P. (Delaware)	100%
LVCG Holdings, LLC (Delaware)	57%
Making Memories Wholesale, Inc. (Delaware)	92%
MVL Group, Inc. (Delaware)	56%
Penn Detroit Diesel Allison, LLC (Pennsylvania)	76%
Reflexite Corporation (Connecticut)	39%
Senior Secured Loan Fund LLC (Delaware)	88%
Stag-Parkway, Inc. (Georgia)	100%
Startec Equity, LLC (Delaware)	100%
The Thymes, LLC (Delaware)	55%

              The following list sets forth (a) each of the portfolio companies that we "control" under the Investment Company Act because we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement) even though we own 25% or less of the portfolio company's outstanding voting securities and (b) the state or country under whose laws the portfolio company is organized.

AGILE Fund I, LLC (Delaware)
HCI Equity, LLC (Illinois)
Ivy Hill Middle Market Credit Fund, Ltd. (Cayman Islands)
Jakel, Inc. (Illinois)
Knightsbridge CLO 2007-1 Ltd. (Cayman Islands)
Knightsbridge CLO 2008-1 Ltd. (Cayman Islands)

ITEM 29.    NUMBER OF HOLDERS OF SECURITIES

              The following table sets forth the approximate number of record holders of the Company's common stock and each class of the Company's senior securities (including bank loans) at September 30, 2010.

TITLE OF CLASS	NUMBER OF RECORD HOLDERS
Common stock, $0.001 par value	2,237 (including Cede & Co.)
Revolving Credit Facility	12
CP Funding Facility	1
Debt Securitization	5
2011 Notes	63
2012 Notes	56
2047 Notes	77

ITEM 30.    INDEMNIFICATION

              Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

              Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser's investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment adviser's investment committee and certain of our officers. The indemnification agreements attempt to provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser's investment committee in any action or proceeding arising out of the performance of such person's services as a present or former director or officer or member of our investment adviser's investment committee.

              Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

              The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our investment adviser Ares Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser's services under the investment advisory and management agreement or otherwise as an investment adviser of the Company.

              The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Operations and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Ares Operations' services under the administration agreement or otherwise as administrator for the Company.

              Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

              A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management, and each partner, director or executive officer of Ares Capital Management, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management." Additional information regarding Ares Capital Management and its officers and directors will be set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

              All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

    (1)
    the Company, Ares Capital Corporation, 280 Park Avenue, 22nd Floor, Building East, New York, New York 10017;

    (2)
    the transfer agent, Computershare Investor Services, LLC, 2 N. LaSalle Street, Chicago, Illinois 60602;

    (3)
    the custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd floor, Boston, Massachusetts 02110; and

    (4)
    the investment adviser, Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

ITEM 33.    MANAGEMENT SERVICES

              Not Applicable.

ITEM 34.    UNDERTAKINGS

              The Registrant undertakes:

    (1)
    to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

    (2)
    if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering;

    (3)
    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a)
    to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (b)
      to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (c)
      to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (4)
    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

    (5)
    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (6)
    that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

    (7)
    that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

    (a)
    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

    (b)
    the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

    (c)
    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

    (8)
    to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event its shares of common stock are trading below its net asset value per share and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations.

 SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 27th day of October, 2010.

ARES CAPITAL CORPORATION
By:	/s/ MICHAEL J. AROUGHETI Michael J. Arougheti President

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ MICHAEL J. AROUGHETI Michael J. Arougheti	President and Director (principal executive officer)	October 27, 2010
/s/ RICHARD S. DAVIS Richard S. Davis	Chief Financial Officer (principal financial and accounting officer)	October 27, 2010
* Ann Torre Bates	Director	October 27, 2010
* Douglas E. Coltharp	Director	October 27, 2010
* Frank E. O'Bryan	Director	October 27, 2010
* Gregory W. Penske	Director	October 27, 2010
* Antony P. Ressler	Director	October 27, 2010
* Robert L. Rosen	Director	October 27, 2010

SIGNATURE	TITLE	DATE

* Bennett Rosenthal	Chairman and Director	October 27, 2010
* Eric Siegel	Director	October 27, 2010

*By:	/s/ JOSHUA M. BLOOMSTEIN Joshua M. Bloomstein, Attorney-in-fact

 EXHIBIT INDEX

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Second Amended and Restated Bylaws, as amended(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Form of Indenture(4)
(d)(3)	Indenture, dated as of July 7, 2006, between ARCC Commercial Loan Trust and U.S. Bank National Association(5)
(d)(4)	Statement of Eligibility of Trustee on Form T-1(4)
(d)(5)	Form of Subscription Certificate(6)
(d)(6)	Indenture, dated June 16, 2006, between Allied Capital Corporation and The Bank of New York(7)
(d)(7)	Form of Note under the Indenture (contained in Exhibit (d)(6) to this Registration Statement)(7)
(d)(8)	Statement of Eligibility of Trustee on Form T-1(8)
(d)(9)	Form of First Supplemental Indenture, dated as of July 25, 2006, between Allied Capital Corporation and the Bank of New York(9)
(d)(10)	Form of 6.625% Note due 2011(9)
(d)(11)	Form of Second Supplemental Indenture, dated as of December 8, 2006, between Allied Capital Corporation and The Bank of New York(10)
(d)(12)	Form of 6.000% Notes due 2012(10)
(d)(13)	Third Supplemental Indenture, dated as of March 28, 2007, between Allied Capital Corporation and The Bank of New York(11)
(d)(14)	Form of 6.875% Notes due 2047(11)
(d)(15)	Form of 6.875% Notes due 2047(12)
(d)(16)	Fourth Supplemental Indenture, dated as of April 1, 2010, among the Registrant, Allied Capital Corporation and The Bank of New York Mellon, as the Trustee(13)
(d)(17)	Statement of Eligibility of Trustee on Form T-1(30)
(d)(18)	Indenture, dated as of October 21, 2010, between the Company and U.S. Bank National Association, as trustee(31)
(d)(19)	First Supplemental Indenture, dated as of October 21, 2010, relating to the 7.75% Senior Notes due 2040, between the Company and U.S. Bank National Association, as trustee(31)
(d)(20)	Form of 7.75% Senior Notes due 2040(31)
(e)	Dividend Reinvestment Plan(14)
(f)	Not Applicable
(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Ares Capital Management LLC(15)
(h)(1)	Form of Underwriting Agreement for Equity Securities(16)
(h)(2)	Form of Underwriting Agreement for Debt Securities(16)

(i)	Not Applicable
(j)	Amended and Restated Custodian Agreement between the Registrant and U.S. Bank National Association(17)
(k)(1)	Amended and Restated Administration Agreement between the Registrant and Ares Operations LLC(18)
(k)(2)	Trademark License Agreement between the Registrant and Ares Management(19)
(k)(3)	Form of Indemnification Agreement between the Registrant and directors and certain officers(3)
(k)(4)	Form of Indemnification Agreement between the Registrant and the members of the Ares Capital Management LLC investment committee(3)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among the Registrant, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(20)
(k)(6)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(20)
(k)(7)
Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, the Registrant, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(20)
(k)(8)
Amendment No. 1 to the Amended and Restated Sale and Servicing Agreement, dated as of May 6, 2010, among Ares Capital CP Funding LLC, as borrower, the Registrant, as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(21)
(k)(9)	Master Participation Agreement, dated as of July 7, 2006, between Ares Capital CP Funding LLC and the Registrant(5)
(k)(10)
Senior Secured Revolving Credit Agreement, dated as of December 28, 2005 and amended and restated as of January 22, 2010, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(20)
(k)(11)	Amendment No. 1 to the Senior Secured Revolving Credit Agreement, dated as of May 17, 2010, between the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(22)
(k)(12)
Amendment No. 2 to the Senior Secured Revolving Credit Agreement, dated as of September 28, 2010, between the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(29)
(k)(13)
First Amendment Agreement and Waiver, dated as of November 13, 2007, between the Registrant as borrower, Ares Capital FL Holdings LLC, ARCC CIC Flex Corp., ARCC Imperial Corporation and ARCC Imperial LLC as subsidiary guarantors and BMO Capital Markets Financing, Inc., Merrill Lynch Capital Corporation, SunTrust Bank, Commerzbank AG, New York and Grand Cayman Branches, UBS Loan Finance LLC, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and KBC Bank N.V., as lenders(23)
(k)(14)
Sale and Servicing Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, as issuer, ARCC CLO 2006 LLC, as trust depositor, the Registrant, as originator and as servicer, U.S. Bank National Association, as trustee and as collateral administrator, Lyon Financial Services, Inc. (D/B/A U.S. Bank Portfolio Services), as backup servicer, and Wilmington Trust Company, as owner trustee(5)

(k)(15)	Commercial Loan Sale Agreement, dated as of July 7, 2006, between the Registrant and ARCC CLO 2006 LLC(5)
(k)(16)	Amendment No. 1 to the Commercial Loan Sale Agreement, dated as of July 17, 2009, between the Registrant and ARCC CLO 2006 LLC(24)
(k)(17)	Amended and Restated Trust Agreement, dated as of July 7, 2006, among ARCC CLO 2006 LLC, Wilmington Trust Company and U.S. Bank National Association(5)
(k)(18)	Collateral Administration Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, the Registrant and U.S. Bank National Association(5)
(k)(19)	Class A-1A VFN Purchase Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, U.S. Bank National Association and other Class A-1A VFN noteholders party thereto(5)
(k)(20)	Agreement and Plan of Merger, dated as of October 26, 2009, among the Registrant, ARCC Odyssey Corp. and Allied Capital Corporation(25)
(k)(21)	Form of Indemnification Agreement between Allied Capital and its directors and certain officers(26)
(k)(22)	Custodian Agreement, dated as of April 3, 2009 by and between Allied Capital Corporation and U.S. Bank National Association(27)
(l)(1)	Opinion and Consent of Venable LLP, Maryland counsel for Registrant(28)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Registrant(28)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for the Registrant(29)
(n)(2)	Opinion of independent registered public accounting firm for the Registrant, regarding "senior securities" table contained herein(16)
(n)(3)	Consent of independent registered public accounting firm for Allied Capital for audited financial statements(29)
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(16)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(28)

(1)
Incorporated by reference to Exhibit 1 to the Registrant's Registration Statement under the Securities Act of 1933, as amended, on Form N-14 (File No. 333-163760), filed on December 16, 2009.

(2)
Incorporated by reference to Exhibit 3.2 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2010, filed on August 5, 2010.

(3)
Incorporated by reference to Exhibits (d), (k)(4) and (k)(5), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)
Incorporated by reference to Exhibits (d)(2) and (d)(3), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-140620), filed on March 23, 2007.

(5)
Incorporated by reference to Exhibits 10.2 through 10.8, as applicable, to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2006, filed on August 9, 2006.

(6)
Incorporated by reference to Exhibit (d)(4) to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(7)
Incorporated by reference to Exhibit d.2 to Allied Capital's Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on June 21, 2006.

(8)
Incorporated by reference to Exhibit d.3 to Allied Capital's Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-133755), filed on May 3, 2006.

(9)
Incorporated by reference to Exhibits d.4 and d.5, as applicable, to Allied Capital's post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on July 25, 2006.

(10)
Incorporated by reference to Exhibits d.6 and d.7, as applicable, to Allied Capital's post-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on December 8, 2006.

(11)
Incorporated by reference to Exhibits d.8 and d.9, as applicable, to Allied Capital's post-effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on March 28, 2007.

(12)
Incorporated by reference to Exhibit d.9(a) to Allied Capital's post-effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2/A (File No. 333-133755), filed on April 2, 2007.

(13)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed April 7, 2010.

(14)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on February 27, 2009.

(15)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on June 5, 2006.

(16)
Incorporated by reference to Exhibits (h)(1), (h)(2), (n)(2) and (r), as applicable, to the Registrant's Registration Statement under the Securities Act of 1933, on Form N-2 (File No. 333-165585), filed on March 19, 2010.

(17)
Incorporated by reference to Exhibit (j) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(18)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(19)
Incorporated by reference to Exhibit (k)(3) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(20)
Incorporated by reference to Exhibits 10.1 through 10.4, as applicable, to the Registrant's Form 8-K (File No. 814-00663), filed on January 25, 2010.

(21)
Incorporated by reference to Exhibit 10.5 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended March 31, 2010, filed on May 10, 2010.

(22)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on May 19, 2010.

(23)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on November 14, 2007.

(24)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2009, filed on August 6, 2009.

(25)
Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K (File No. 814-00663), filed on October 30, 2009.

(26)
Incorporated by reference to Exhibit 10.37 to Allied Capital's Form 10-K (File No. 811-02708) for the year ended December 31, 2003, filed on March 12, 2004.

(27)
Incorporated by reference to Exhibit 10.44 to Allied Capital's Form 10-Q (File No. 814-00138) for the quarter ended March 31, 2009, filed on May 11, 2009.

(28)
Incorporated by reference to Exhibits (l)(1), (l)(2) and 99.1, as applicable, to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-165585), filed on September 3, 2010.

(29)
Incorporated by reference to Exhibits (k)(12), (n)(1) and (n)(3), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-165585), filed on October 5, 2010.

(30)
Incorporated by reference to Form T-1 filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, on October 20, 2010.

(31)
Incorporated by reference to Exhibits 4.1, 4.2 and 4.3 to the Registrant's Current Report on Form 8-K, filed on October 22, 2010.

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EXPLANATORY NOTE
PART C Other information
  ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
  ITEM 26. MARKETING ARRANGEMENTS
  ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
  ITEM 29. NUMBER OF HOLDERS OF SECURITIES
  ITEM 30. INDEMNIFICATION
  ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
  ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
  ITEM 33. MANAGEMENT SERVICES
  ITEM 34. UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX